                                                    ----------------------------
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.     2     )*
                                         ----------


                            Data Return Corporation
                            -----------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  23785M 10 5
                                  -----------
                                 (CUSIP Number)

    Nathan Landow, 4710 Bethesda Avenue, Bethesda, MD 20814 (301) 657-4600
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 14, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 23785M 10 5                                                                         Page ___2___ of ____6____ Pages
---------------------------------------------------                                  -----------------------------------------------


------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Nathan Landow

------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

------------------------------------------------------------------------------
3                         SEC USE ONLY

------------------------------------------------------------------------------
4                         SOURCE OF FUNDS*

------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO
                          ITEMS 2(d) or 2(e)                              [ ]

------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                          USA

------------------------------------------------------------------------------

                               7  SOLE VOTING POWER
                                  4,115,210/1/

       NUMBER OF        ------------------------------------------------------
         SHARES                8  SHARED VOTING POWER
      BENEFICIALLY                0/1/
        OWNED BY
          EACH          ------------------------------------------------------
       REPORTING               9  SOLE DISPOSITIVE POWER
         PERSON                   4,115,210/1/
          WITH
                        ------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0/1/

                        ------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          4,115,210/1/

------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          11.63%/2/

------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON*

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

/1/Consists of 3,768,200 shares of common stock owned by Nathan Landow Family Limited Partnership, which is controlled by Mr. Landow, and 347,010 shares of common stock owned by Mr. Landow as of November 30, 2000.

/2/Based on 35,398,004 shares of Common Stock outstanding as of December 31, 1999.

                                  SCHEDULE 13D

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
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CUSIP No. 23785M 10 5                                                                        Page ___3____ of ____6____ Pages
---------------------------------------------------                                  -----------------------------------------------


------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Nathan Landow Family Limited Partnership

------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

------------------------------------------------------------------------------
3                         SEC USE ONLY

------------------------------------------------------------------------------
4                         SOURCE OF FUNDS*

------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO
                          ITEMS 2(d) or 2(e)                              [ ]

------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                          USA

------------------------------------------------------------------------------

                               7  SOLE VOTING POWER
                                  0/1/

       NUMBER OF        ------------------------------------------------------
        SHARES                 8  SHARED VOTING POWER
      BENEFICIALLY                4,115,210/1/
       OWNED BY
        EACH            ------------------------------------------------------
      REPORTING                9  SOLE DISPOSITIVE POWER
       PERSON                     0/1/
        WITH
                        ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
                                  4,115,210/1/

------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          0/1/

------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          11.63%/2/

------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON*

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

/1/Consists of 3,768,200 shares of common stock owned by Nathan Landow Family Limited Partnership, which is controlled by Mr. Landow, and 347,010 shares of common stock owned by Mr. Landow as of November 30, 2000.

/2/Based on 35,398,004 shares of Common Stock outstanding as of December 31, 1999.


                                  SCHEDULE 13D

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CUSIP No. 23785M 10 5                                                                         Page ___4___ of ____6____ Pages
---------------------------------------------------                                  -----------------------------------------------



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2000             /s/ Nathan Landow
                                    -------------------------------
                                    Nathan Landow

                                    NATHAN LANDOW FAMILY LIMITED
                                    PARTNERSHIP

                                    By:  Nathan Investments, Inc.,
                                         Its general partner


                                    By: /s/ Nathan Landow
                                       ----------------------------
                                         Nathan Landow, President

                                  SCHEDULE 13D

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CUSIP No. 23785M 10 5                                                                         Page ___5___ of ____6____ Pages
---------------------------------------------------                                  -----------------------------------------------



EXHIBIT INDEX
-------------

                                    EXHIBIT
                                    -------

1.  Joint Filing Agreement